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                            March 21, 2024

       Harout Diramerian
       Chief Financial Officer
       Hudson Pacific Properties, Inc.
       Hudson Pacific Properties, L.P.
       11601 Wilshire Blvd., Ninth Floor
       Los Angeles, CA 90025

                                                        Re: Hudson Pacific
Properties, Inc.
                                                            Hudson Pacific
Properties, L.P.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed on February
16, 2024
                                                            File No. 001-34789
and 333-202799-01

       Dear Harout Diramerian:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Goodwill and Acquired Intangible Assets, page F-22

   1. We note your disclosure that no impairment resulted during the years ended December 31,
                                                        2023, 2022 and 2021. We
also note in your fourth quarter 2023 earnings call transcript, your CEO's statement
relative to the studio segment's financial performance in 2023 and projection for 2024.
"Turning to our studio segment, following SAG's contract ratification in December, production
companies have been slow to greenlight new productions, and in
                                                        January, production
counts remained approximately 20% below 2021 and 2022. Based on the level of activity
we're seeing real time, we now anticipate that production levels may not materially improve
until the second half of the year." Given the reduction in studio income in 2023 and
slower ramp up in 2024, please tell us how you considered the guidance in ASC
350-20-35-30 when assessing your goodwill for impairment. Please include within your
response how you considered your market capitalization compared to your book value when
performing the impairment analysis.
 Harout Diramerian
Hudson Pacific Properties, Inc.
March 21, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 with any questions.



FirstName LastNameHarout Diramerian                       Sincerely,
Comapany NameHudson Pacific Properties, Inc.
                                                          Division of
Corporation Finance
March 21, 2024 Page 2                                     Office of Real Estate
& Construction
FirstName LastName